Exhibit (a)(5)(C)

For immediate release	November 20, 2008

TaylorMade-adidas Golf Company Completes

Acquisition of Ashworth, Inc.

Herzogenaurach / Carlsbad, California – The adidas Group announced today that TaylorMade-adidas Golf successfully completed its tender offer for the outstanding shares of Ashworth, Inc. (NASDAQ: ASHW) for a price of $1.90 per share in cash.

“We’re extremely pleased to announce that our acquisition of Ashworth is complete, and that our plans to integrate this great brand into the TaylorMade-adidas Golf Company are taking shape,” said Mark King, TMaG president and CEO. “We are confident that by working together and taking advantage of the many benefits that our parent company, the adidas Group, has to offer we can quickly make Ashworth a powerful asset to our company.”

adidas Golf, based at TaylorMade-adidas Golf headquarters in Carlsbad, Calif., is known worldwide for high performance, technology-infused products like ClimaCool® tops and bottoms and ClimaStormTM outerwear. Ashworth, also based in Carlsbad, Calif., has set the standard in relaxed, lifestyle-oriented golf apparel for the past 20 years.

“We firmly believe that the adidas Golf and Ashworth brands are unique and complementary,” said John Kawaja, executive vice president of adidas Golf. “The alliance of these two brands gives us a powerful portfolio of products that appeal to a wide range of ages, preferences and player types. We plan to make use of all of our resources, including those of our parent company, the adidas Group, to reinvigorate the Ashworth brand and make it a vital part of how we go to market and a catalyst to greater success for our company.”

At the expiration of the offer at Midnight EST on November 18, 2008, approximately 10,934,097 shares of Ashworth were tendered and accepted for purchase, representing approximately 74% of the outstanding shares of Ashworth common stock. TaylorMade then exercised its top-up option under the merger agreement to bring its ownership to 90% and enable it to complete the acquisition through a short-form merger under Delaware law.

As a result of the acquisition, Ashworth will become a wholly-owned subsidiary of TaylorMade-adidas Golf and any shares of Ashworth common stock not tendered will be cancelled and converted into the right to receive the $1.90 in cash per share to be paid in the tender offer, without interest and less any required withholding taxes.

Following the completion of the acquisition, Ashworth’s financial results will be consolidated within the adidas Group as of November 20, 2008 and will be reported in the TaylorMade-adidas Golf business segment. In connection with the transaction, Barclays Capital acted as financial advisor to the adidas Group and Sheppard Mullin Richter & Hampton served as legal counsel.

About the adidas Group

The adidas Group is one of the global leaders within the sporting goods industry, offering a broad range of products around three core segments such as adidas, Reebok and TaylorMade-adidas Golf. Headquartered in Herzogenaurach, Germany, the Group has more than 34,000 employees and generated sales of €10.3 billion in 2007.

About Taylor Made Golf Company, Inc. dba TaylorMade-adidas Golf Company

TaylorMade Golf has led the golf industry’s technological revolution since the company was founded in 1979. TaylorMade metalwoods, irons and putters have been used to win hundreds of professional golf tournaments around the world. In 1998, TaylorMade became a wholly owned subsidiary of the adidas Group. adidas Golf creates high-performance, technology-infused golf apparel and footwear worn by hundreds of professional golfers around the world. Ashworth, which became a brand of the TaylorMade-adidas Golf Company in 2008, creates relaxed, lifestyle-oriented golf apparel synonymous with authenticity, quality and golf lifestyle. Learn more about TaylorMade-adidas Golf and its brands at (800) 888-CLUB or www.tmag.com, www.taylormadegolf.com, www.adidasgolf.com, www.ashworthinc.com.

Additional Information

This press release is not an offer to purchase securities. The tender offer was made pursuant to a tender offer statement and related materials filed by adidas and TaylorMade with the U.S. Securities and Exchange Commission (SEC), and a recommendation statement filed by Ashworth with the SEC. These materials were also mailed to all Ashworth stockholders of record.

Contacts:

Media Relations	Investor Relations
Jan Runau	John-Paul O’Meara
Chief Corporate Communications Officer	Senior Investor Relations Manager
Tel.: +49 (0) 9132 84-3830	Tel.: +49 (0) 9132 84-2751

Anne Putz	Dennis Weber
Head of Corporate PR	Investor Relations Manager
Tel.: +49 (0) 9132 84-2964	Tel.: +49 (0) 9132 84-4989

Kirsten Keck
Corporate PR Manager
Tel.: +49 (0) 9132 84-6207

Please visit our corporate website: www.adidas-Group.com

For more information contact:

TaylorMade-adidas Golf

Public Relations Department

Scott Leightman

Tel: 760.476.5748

eMail: scott.leightman@tmag.com